Exhibit 99.8

Find Anyone Anywhere. Live Demonstrations of NICE Suspect Search at
IFSEC International 2015

London, May 27, 2015 – NICE Systems (NASDAQ: NICE) today announced that it will be hosting interactive demonstrations of its awarding-winning NICE Suspect Search solution at IFSEC International 2015, which takes place in London on June 16-18. Visitors to booth F950 will see how the use of NICE’s next-generation video analytics makes it possible to locate and track a specific person of interest across multiple cameras and within large volumes of video, reducing search time from hours to minutes.

NICE will also be showcasing NiceVision Net 3.0, the newest version of its flagship video management system. This intelligent software platform now includes enhanced edge recording for distributed environments, tools to promote simplified installation and maintenance for integrators, as well as protection against data loss during camera replacement.

Security professionals looking for a market leading situation management solution will also learn how airports, seaports, railways, banks and safe city projects around the world are relying on NICE Situator to enhance operational intelligence and efficiency. They will also learn how to address the later stages of the situation management life cycle with NICE Inform – an incident debriefing and investigation solution which integrates multimedia from various capture platforms to provide a complete view of incidents and improve investigations.

On Thursday, June 18th at 1 pm, NICE will host an educational session on ‘Advanced PSIM and Video Management Solutions’, where it will share how a large European city has successfully deployed NiceVision and NICE Situator to enhance the community’s safety and security infrastructure.

Moti Shabtai, General Manager, Physical Security, NICE
“At IFSEC International 2015 we will be showing security professionals how they take advantage of the full portfolio of NICE solutions to unlock and unleash the power of their data, in order to protect the people and assets under their care, as well as optimize their operations.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

IFSEC International 2015 will take place June 16-18 at ExCel in London. To register visit: www.ifsec.co.uk

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Shabtai, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.